UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FORBES ENERGY SERVICES LTD.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

345143200
 (CUSIP Number)

December 31, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]            Rule 13d-1(b)

[    ]            Rule 13d-1(c)

[ X ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G

CUSIP No. 345143200		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOLACE CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
947,268

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
947,268

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

SCHEDULE 13G

CUSIP No. 345143200		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOLACE GENERAL PARTNER, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
947,268

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
947,268

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G

CUSIP No. 345143200		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
947,268

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
947,268

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

SCHEDULE 13G

CUSIP No. 345143200		Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOLACE FORBES HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
947,268

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
947,268

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
947,268

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

Page 6 of 10 Pages

Item 1(a).	Name of Issuer:

Forbes Energy Services Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 South Business Highway 281, Alice, Texas 78332

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Solace Capital Partners, L.P. (“Solace Capital”);
ii)	Solace General Partner, LLC (“Solace GP”);
iii)	Solace Capital Special Situations Fund, L.P. (“Special Situations”); and
iv)	Solace Forbes Holdings, LLC (“Solace Forbes”).

This Statement relates to Shares (as defined herein) held directly by Solace Forbes.  Special Situations is the 100% owner of Solace Forbes.  Solace Capital is the investment manager of Special Situations.  Solace GP is the general partner of Special Situations.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 1275, Los Angeles, California 90025.

Item 2(c).	Citizenship:

i)	Solace Capital is a Delaware limited partnership;
ii)	Solace GP is a Delaware limited liability company;
iii)	Special Situations is a Delaware limited partnership; and
iv)	Solace Forbes is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

345143200

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

Page 7 of 10 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of 947,268 Shares held directly by Solace Forbes.

Item 4(b)	Percent of Class:

As of December 31, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 17.8% of Shares outstanding.  (This is based on 5,336,397 Shares outstanding as of November 1, 2017, according to the Issuer’s quarterly report on Form 10-Q, filed November 13, 2017.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	947,268
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	947,268

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SCHEDULE 13G

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLACE CAPITAL PARTNERS, L.P.

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER LLC

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

By:	Solace Capital Partners, L.P., its Investment Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE FORBES HOLDINGS LLC

By:	Solace Capital Partners, L.P., its Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

February 14, 2018

SCHEDULE 13G

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

SCHEDULE 13G

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Forbes Energy Services Ltd. dated as of February 14, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SOLACE CAPITAL PARTNERS, L.P.

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER LLC

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

By:	Solace Capital Partners, L.P., its Investment Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE FORBES HOLDINGS LLC

By:	Solace Capital Partners, L.P., its Manager

By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

February 14, 2018